Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-163463
June 22, 2011
US Airways, Inc. (“US Airways”)

Securities:	Class C Pass Through Certificates, Series 2011-1 (“Class C Certificates”)

Amount:	$83,193,000

CUSIP:	903436 AC7

ISIN:	US903436AC70

Coupon:	10.875%

Make-Whole Spread over Treasuries:	0.50%

Public Offering Price:	100%

Expected Ratings:

Standard & Poor’s Ratings Services	B

Moody’s Investor Service, Inc.	B3

Underwriting:

Goldman, Sachs & Co.	$33,277,200

Citigroup Global Markets Inc.	$20,798,250

Credit Suisse Securities (USA) LLC	$14,558,775

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$9,567,195

Barclays Capital Inc.	$4,159,650

Natixis Securities North America Inc.	$831,930

Concession to Selling Group Members:	0.60%

Discount to Broker/Dealers:	0.25%

Underwriting Commission:	$831,930

US Airways’ Transaction Expenses:	$400,000, after giving effect to the expenses described in the recently announced offering of the Class A Pass Through Certificates, Series 2011-1 (the “Class A Certificates”) and Class B Pass Through Certificates, Series 2011-1 (the “Class B Certificates”)

Underwriting Agreement:	Dated June 22, 2011

Settlement:	June 28, 2011 (T+4) closing date, the fourth business day following the date hereof

Preliminary Prospectus Supplement:	US Airways has prepared a Preliminary Prospectus Supplement, dated June 22, 2011, which includes additional information regarding the Class C Certificates

Related Offering:	US Airways has offered $293,944,000 in aggregate face amount of its 7.125% Class A Certificates and $94,283,000 aggregate face amount of its 9.750% Class B Certificates pursuant to a Preliminary Prospectus Supplement dated June 21, 2011.

The make-whole spread over treasuries is 0.50% for the Class A Certificates and the Series A Equipment Notes and 0.50% for the Class B Certificates and the Series B Equipment Notes.

The available amount under the Liquidity Facility for the Class A Trust and the Class B Trust at April 22, 2012, the first Regular Distribution Date after all Aircraft are expected to have been financed pursuant to the offering, assuming such Aircraft are so financed and that all interest and principal due on or prior to April 22, 2012 is paid, will be $30,910,601 for the Class A Trust and $13,567,174 for the Class B Trust.

“Maximum Commitment” for the Liquidity Facility for the Class A Trust and the Class B Trust means initially $31,415,265 and $13,788,889, respectively, as the same may be reduced from time to time as described in the Preliminary Prospectus Supplement dated June 21, 2011.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Citigroup Global Markets Inc. at 1-212-723-6171 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.